SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934
                          (Amendment No. 7)*


                            INTERFACE, INC.
 ---------------------------------------------------------------------
                           (Name of Issuer)


                CLASS A COMMON STOCK ($0.10 PAR VALUE)
 ---------------------------------------------------------------------
                    (Title of Class of Securities)


                               458665106
                          -------------------
                            (CUSIP Number)

----------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458665106
---------------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ray C. Anderson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  / /
     (b) /x/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     3,231,980

6.   SHARED VOTING POWER

     None

7.   SOLE DISPOSITIVE POWER

     3,231,980

8.   SHARED DISPOSITIVE POWER

     None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,239,980

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

      / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.43%

12.  TYPE OF REPORTING PERSON*

     IN
___________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             SCHEDULE 13-G
        Information Statement Pursuant to Rules 13d-1 and 13d-2
                           (Amendment No. 7)


Item 1 (a)     NAME OF ISSUER:

               Interface, Inc.

Item 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               2859 Paces Ferry Road, Suite 2000
               Atlanta, Georgia  30339

Item 2 (a)     NAME OF PERSON FILING:
               Ray C. Anderson

Item 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               2859 Paces Ferry Road, Suite 2000
               Atlanta, Georgia  30339

Item 2 (c)     CITIZENSHIP:
               United States of America

Item 2 (d)     TITLE OF CLASS OF SECURITIES:
               Class A Common Stock ($0.10 Par Value)

Item 2 (e)     CUSIP NUMBER:
               458665106

Item 3 STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c) If this statement is filed pursuant to Rule 13d-1(c), check
               this box:      /x/

Item 4 (a)     AMOUNT BENEFICIALLY OWNED:
               I am the beneficial owner, as of December 31, 1998, of 3,239,980 shares of Class A Common Stock for the purpose of
               Section 13(g) of the Securities Exchange Act of 1934 by virtue of Rule 13d-3. This ownership consists of (i)
               3,210,706 shares of Class B Common Stock (which are convertible on a one-for-one basis into shares of Class A
               Common Stock) owned directly by me, (ii) 8,000 shares of Class A Common Stock held of record by my wife (as to which I disclaim beneficial ownership); (iii) 8,000 shares of Class A or B Common Stock issuable upon the exercise of stock options which are currently exercisable or exercisable within 60 days; and (iv) 13,274 shares of Class A Common
               Stock which I hold through the Company's Savings and Investment Plan.

Item 4 (b)     PERCENT OF CLASS:
               If all of the Class B Common Stock and options that I beneficially own were converted into Class A Common Stock, I would beneficially own 6.47% of the outstanding Class A
               Common Stock, computed in accordance with Rule 13d-3.

Item 4 (c)     NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

               (i)  Sole power to vote or to direct vote: 3,231,980

               (ii) Shared power to vote or to direct the vote:  None

              (iii) Sole power to dispose or to direct the disposition
                    of: 3,231,980

               (iv) Shared power to dispose or to direct the disposition
                    of:  None

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:
               Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRES THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:
               Not Applicable

Item 10        CERTIFICATION:
               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      /s/ Ray C. Anderson
                                      Ray C. Anderson



Dated: January 31, 1999